Filed Pursuant to Rule 433

Registration Statement Nos. 333-289011 and 333-289011-01

September 16, 2025

PRICING TERM SHEET

September 16, 2025

	Series A Junior Subordinated Notes due 2056	Series B Junior Subordinated Notes due 2056

Issuer	Phillips 66 Company	Phillips 66 Company

Guarantor	Phillips 66	Phillips 66

Principal Amount:	$1,000,000,000	$1,000,000,000

Expected Ratings* (Moody’s/S&P):	Baa2 / BBB-	Baa2 / BBB-

Trade Date:	September 16, 2025	September 16, 2025

Settlement Date (T+2)**:	September 18, 2025	September 18, 2025

Final Maturity Date:	March 15, 2056	March 15, 2056

Interest Payment Dates:	March 15 and September 15	March 15 and September 15

Record Dates for Interest Payment:	March 1 and September 1	March 1 and September 1

First Interest Payment Date:	March 15, 2026	March 15, 2026

Interest Rate:	From and including the original issuance date to, but excluding, March 15, 2031 (the First Series A Reset Date) at the rate of 5.875% per year. From and including the First Series A Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.283%, to be reset on each Series A Reset Date; provided, that the interest rate during any Reset Period will not reset below 5.875%	From and including the original issuance date to, but excluding, March 15, 2036 (the First Series B Reset Date) at the rate of 6.200% per year. From and including the First Series B Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.166%, to be reset on each Series B Reset Date; provided, that the interest rate during any Reset Period will not reset below 6.200%

Optional Deferral of Interest:	Up to 10 consecutive years per deferral	Up to 10 consecutive years per deferral

Optional Redemption:	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series A Reset Date and ending on and including the First Series A Reset Date and (ii) after the First Series A Reset Date, on any interest payment date	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series B Reset Date and ending on and including the First Series B Reset Date and (ii) after the First Series B Reset Date, on any interest payment date

Tax Event Redemption:	In whole, but not in part, at 100% of the principal amount of the Series A Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Tax Event	In whole, but not in part, at 100% of the principal amount of the Series B Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Tax Event

Rating Agency Event Redemption:	In whole, but not in part, at 102% of the principal amount of the Series A Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Rating Agency Event	In whole, but not in part, at 102% of the principal amount of the Series B Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Rating Agency Event

Price to Public:	100.000% of the principal amount	100.000% of the principal amount

Proceeds to the Company Before Expenses:	99.000% of the principal amount	99.000% of the principal amount

CUSIP/ISIN:	718547AZ5 / US718547AZ55	718547BA9 / US718547BA95

Joint Book-Running Managers:	Mizuho Securities USA LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., Barclays Capital Inc., BofA Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, TD Securities (USA) LLC and Truist Securities, Inc.

Co-Managers:	Academy Securities, Inc., CIBC World Markets Corp., Commerz Markets LLC, Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc., ICBC Standard Bank Plc, Loop Capital Markets LLC, Standard Chartered Bank, UniCredit Capital Markets LLC and U.S. Bancorp Investments, Inc.

The terms “Reset Period,” “Five-year U.S. Treasury Rate,” “Reset Interest Determination Date,” “Series A Reset Date,” “Series B Reset Date,” “Tax Event” and “Rating Agency Event” have the meanings given in the issuer’s preliminary prospectus supplement dated September 16, 2025.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect to deliver the notes against payment for the notes on or about September 18, 2025, the second business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day before the delivery of the notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the first business day before the delivery of the notes should consult their own advisors.

Phillips 66 Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Phillips 66 has filed with the SEC for more complete information about Phillips 66 and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Phillips 66 Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, PNC Capital Markets LLC toll-free at 1-855-881-0697, RBC Capital Markets, LLC toll-free at 1-866-375-6829, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 and SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Phillips 66 Company’s preliminary prospectus supplement dated September 16, 2025 for the offering to which this communication relates.

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